SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces Closing of US$1.4 billion Financing

São Paulo, March 3, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GOL”), Brazil’s largest domestic airline, informs its investors and the market in general that Abra Group Limited (“Abra”), a new holding company established to control the operations of GOL and Avianca Group International Limited (“Avianca”) has closed its private placement with the Abra investors and concurrently GOL has closed the private investment by Abra into GOL through senior secured notes (“GOL SSNs due 2028”) which Abra can request to be replaced by exchangeable senior secured notes (“GOL ESSNs due 2028”). The GOL SSNs due 2028 are secured by the intellectual property and brand of Smiles, GOL’s market leading loyalty program and also a pari passu lien on the intellectual property, brand and spare parts of GOL. A portion of the investment in Abra comes from members of an Ad-Hoc Group of secured and unsecured bondholders of GOL (the “Ad-Hoc Group”), who entered into a support agreement (the “Support Agreement” or “SA”) on February 7, 2023, and a portion of the investment comes from additional bondholders of GOL outside the Ad-Hoc Group (the “Non AHC Group”), who signed joinder agreements to the Support Agreement.

GOL Financing Final Terms

•	Abra has signed definitive documentation to (i) invest, subject to certain conditions and approvals, up to $451 million of cash, (ii) contribute $1,077 million face value of GOL bonds at a $312.6 million discount to par, and (iii) receive as consideration the GOL SSNs due 2028
•	The $1,077 million face value of GOL bonds will be canceled post-closing
•	The terms of the GOL SSNs due 2028 to be issued to Abra include:
o	Aggregate principal amount: up to $1.4 billion
o	Maturity: March 2, 2028
o	Interest Rate: 18% of which 4.5% will be cash pay and 13.5% paid-in-kind
o	OID: 15 pts
o	Prepayment: Non-call life except that the GOL SSNs due 2028 can be repaid through the issuance of the GOL ESSNs due 2028
o	Security Interest: (i) a first-lien on the Smiles brand, intellectual property, customer lists, trademarks, the primary platform infrastructure related contracts and other agreements (the “Smiles IP Collateral”) including by way of a fiduciary assignment and by transfer of certain assets to a wholly owned subsidiary the equity of which is pledged to secure the GOL SSNs due 2028 and the GOL ESSNs due 2028, (ii) a first lien pledge of all intercompany loans to GOL from its subsidiaries and affiliates and (iii) a pari passu lien on the intellectual property, brand and spare parts securing the GOL 8.0% SSNs due 2026 (“GOL SSNs due 2026”) (the “GOL Collateral”)
o	IPCo: GOL will transfer the available Smiles IP Collateral to a wholly owned Brazilian subsidiary (the “IPCo”) by July 10, 2023, with the remaining available Smiles IP Collateral to be transferred to IPCo by December 31, 2023 and GOL will enter into contractual undertakings with Abra and IPCo requiring that Smiles be GOL’s sole and exclusive loyalty program
o	Covenants: other protective covenants for a security of this nature in line with existing GOL debt covenants
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GOL Announces Closing of US$1.4 billion Financing

•	Subject to certain conditions and approvals, Abra can request the exchange of the GOL SSNs due 2028 for the GOL ESSNs due 2028. The terms of the GOL ESSN due 2028 include:
o	Aggregate Principal Amount: same as the GOL SSNs due 2028
o	Maturity: March 2, 2028
o	Interest Rate: 18% of which 4.5% will be cash pay and 13.5% paid-in-kind
o	Conversion Premium: 35% which upon satisfaction of certain conditions can be reduced to 15%
o	Security Interest: a first lien on the same collateral that secures the GOL SSNs due 2028
o	Early Maturity: springing maturity in 2024 or 2025 prior to the maturity dates of the GOL 3.75% SENs due 2024 (“GOL SENs due 2024”), GOL 7.0% SUNs due 2025 (“GOL SUNs due 2025”) due 2025 and GOL SSNs due 2026, respectively, in each case, if more than 10% of such bonds remain outstanding.
o	Covenants: the same protective covenants as the GOL SSNs due 2028

Support Agreement Outcome

•	Certain shareholders of Abra have invested $172.5 million in cash, the Ad-Hoc Group has invested $329.9 million in cash and the Non AHC Group has invested $49.5 million in cash to support the transaction representing an aggregate cash investment of $551.9 million.
•	The Ad-Hoc Group and the Non AHC Group have delivered $1,077 million face value of GOL bonds to Abra at an average price of 71 cents.
•	The GOL bonds delivered by members of the Ad-Hoc Group and the Non AHC Group represent 83% of the GOL SENs due 2024, 47% of the GOL SUNs due 2025, 61% of the GOL SSNs due 2026 and 10% of the GOL Perpetual Notes.
•	The amounts fully satisfied the conditions precedent associated with the minimum cash requirement and the minimum bonds delivered requirement as contemplated under the Support Agreement, and meet the thresholds required for the exit consents to eliminate certain covenants and modify the 2026 indenture, in respect thereof, to close the transaction.
•	In addition, the invested amounts conform to the aggregate principal amount caps contained in the Support Agreement, as amended.

The transaction between Abra and GOL represents one of the largest completed liability management and comprehensive refinancing transactions in both the airline industry and the emerging markets. This transaction also represents the tenth liability management or capital raising transaction that GOL has completed since the onset of the COVID-19 pandemic, and GOL thanks all its stakeholders for their support over the last three years.

Abra was advised by Bank of America Securities, Evercore and Milbank, GOL was advised by Lefosse and the Ad-Hoc Group was advised by Rothschild & Co., Dechert and Padis Mattar.

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GOL Announces Closing of US$1.4 billion Financing

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

About Abra Group Limited

Abra is a U.K. incorporated closely-held company. Founded in 2021, the Abra Group brings together iconic brands under a single group, anchoring a pan-Latin American network of airlines that will have the lowest unit cost in their respective markets, the leading loyalty programs across the region, and other synergistic businesses. Abra will provide a platform for the operating airlines to further reduce costs, achieve greater economies of scale, continue to operate a state-of-the-art fleet of aircraft, and expand their routes, services, product offerings and loyalty. In the aggregate, the airlines under the Abra Group ownership will offer customers the largest network of complementary routes, with minimal overlap, across their markets. Abra’s financial strength will provide long-term stability and agility to the participating airlines that will allow consistent and sustained investment in innovations and synergies. The airlines will continue to maintain independent brands, talent, teams, and culture while benefiting from greater efficiencies and investments under common aligned ownership. For further information, visit www.abragroup.net

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are

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GOL Announces Closing of US$1.4 billion Financing

reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

This announcement is not an offer, solicitation or sale of securities in the United States or any other state or jurisdiction, and there shall not be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities described in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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4	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer